

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Steve Salter
VP Corporate Affairs
Noventiq Holding Co
26-28 Hammersmith Grove
London W6 7HA
United Kingdom

> **Re: Noventiq Holding Co**
> **Registration Statement on Form F-4**
> **Filed January 2, 2024**
> **File No. 333-276351**

Dear Steve Salter:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-4 filed January 2, 2024

Summary Historical Financial Information of Noventiq, page 25

1. Please provide an organizational chart outlining your pre- and post-business combination corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement.

Non-IFRS Measures
Reconciliation of Gross Sales to Revenue, page 25

2. Your presentation of gross sales appears to be an individually tailored measure that changes the net basis recognition principle required under IFRS to a gross basis presentation and, therefore, violates Rule 100(b) of Regulation G. Refer to question 100.04 of the Commissions Non-GAAP Compliance and Disclosure Interpretations. Please remove this measure and other measures derived from this measure from you registration statement.

Calculation of Working Capital, page 29

3.   Your calculation of working capital does not appear to include all current assets and current liabilities as set forth on your balance sheet on page F-79. Please revise your disclosures to describe the current assets and current liabilities that are excluded from the calculation and further explain why you believe this measure provides useful information to investors.

Risk Factors
We depend on the timely availability of our vendors products., page 43

4.   We note your disclosure that you depend on the availability of your vendors' products, most of whom you have delivery service level agreements with. We also note your disclosure in the subsequent risk factor of a master service agreement entered in October 2023 with Niltasoft Computers Trading L.L.C. Please revise to provide the material terms of any agreements on which you are dependent, including any milestones requirements and termination provisions. Identify the parties involved and file any agreement as an exhibit or tell us why it is not required. Refer to Items 4.B.6. and 19 of Form 20-F.

Unaudited Pro Forma Condensed Combined Financial Statements
Anticipated Accounting Treatment, page 69

5.   Please disclose the specific terms of the Sponsor Earnout Share agreement and the Company Shareholder Earnout Share agreement, including the number of shares eligible for issuance, the parties eligible to receive the shares and the conditions upon which they will vest and be issued.

6.   You disclose that the Company Shareholder Earnout Shares are in the scope of IFRS 2. Clarify how the compensation expense relating to these shares will be recognized in your post combination financial statements in accordance with IFRS 2 and clarify how you considered including an adjustment relating to this compensation expense in your pro forma Statement of Profit or Loss and Other Comprehensive Income for the year ended March 31, 2023. Revise your disclosures accordingly.

7.   You disclose that the Sponsor Earnout Shares, the Company Shareholder Earnout Shares, and the Contingent Share Rights are classified as equity. Tell us the factors you considered in making this determination and the authoritative accounting literature upon which you are relying.

<u>Unaudited Pro Forma Condensed Combined Statement of Financial Position as of March 31, 2023, page 72</u>

8.   Your disclosure indicates that the fair value of the Company Shareholder Earnout Shares is $110,990,000. Please disclose the estimated number of shares assumed issuable, the specific valuation techniques used, and the significant assumptions used in determining the number of shares and the fair value. Further, if significantly different results may occur, please provide additional disclosure of the range of outcomes.

<u>Notes to Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Profit or Loss and Other Comprehensive Income, page 77</u>

9.   Clarify if the adjustment described in note BB, relating to the direct, incremental costs of the Business Combination for legal, financial advisory, accounting and other professional fees, includes estimated transaction expenses for both CGAC and Noventiq.

10.   We note your disclosure on page F-35 that an additional 5,000,000 Founder Shares will be held in escrow and only released upon the occurrence of the same milestone events as the Earnout Shares are issued. Clarify if you will recognize compensation expense relating to these shares in your post-combination financial statements and the factors you considered in making this determination. If so, tell us how you considered including an adjustment in your pro forma Statement of Profit or Loss and Other Comprehensive Income for the year ended March 31, 2023 to give effect to this compensation expense.

11.   We note your disclosure on page F-35 that stock-based compensation will be recognized at the consummation of the business combination related to the Finders Fee Arrangement. Tell us how you considered including an adjustment in your pro forma Statement of Profit or Loss and Other Comprehensive Income for the year ended March 31, 2023 to give effect to give effect to this compensation expense.

12.   We note your disclosure on page F-45 that you will recognize stock-based compensation relating to the Founder Shares transferred to the independent directors upon the consummation of the business combination. Tell us how you considered including an adjustment in your pro forma Statement of Profit or Loss and Other Comprehensive Income for the year ended March 31, 2023 to give effect to this compensation expense.

<u>Proposal No. 1 - The Business Combination Proposal, page 97</u>

13.   We note your references to PIPE investments on page 97 and elsewhere in the registration statement. Please confirm whether there have been any negotiations with potential PIPE investors to date. Additionally, with a view toward revised disclosure, please tell us how you intend to make investors aware of the terms of any PIPE investment.

Proposal No. 1 - The Business Combination Proposal

CGAC's Board of Directors' Reasons for the Approval of the Business Combination, page 98

14.   We note your disclosure that "in evaluating the transaction with Noventiq, the CGAC Board consulted with its management, legal counsel as well as financial and other advisors, the board assessed the financial statements and internal projections of Noventiq as part of the evaluation process and considered and evaluated a number of other factors." If the Board relied on any projections, please disclose the projections in the registration statement as well as the key assumptions used in determining the projections.

Material U.S. Federal Tax Considerations, page 117

15.   We note that you intend for the Merger to qualify as a reorganization, and, if so, U.S. Holders would generally not recognize any gain or loss as a result of each transaction. Please attribute this representation of tax consequences to counsel or advise why the tax consequences are not material to an investor.

Liquidity and Capital Resources, page 139

16.   Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

Noventiq's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 180

17.   We note instances where two or more sources of a material change have been identified, without quantifying the amount that each source contributed to the change. Please quantify each source that contributed to a material change within revenues and discuss the amount attributable to acquisitions versus organic growth. See Item 303(a)(3)(iii) of Regulation S-K. For example, you state that, "While recurring revenue increased by 20.5% for the year ended March 31, 2023, its share as a percentage of total revenue decreased compared to the year ended March 31, 2022 due to the impact of increased Hardware and Services revenue from acquisitions." In all instances where you attribute revenue growth to both internal business development efforts and strategic acquisitions, please separately quantify the contribution of each of these materials so that investors can understand the extent to which your growth is due to acquisitions compared to organic growth.

CGACs Related Party Transactions, page 221

18.   We note your disclosure here that on October 28, 2020, the Sponsor paid $25,000, or approximately $0.003 per share to cover certain expenses on CGAC's behalf in consideration of 8,625,000 Class B ordinary share. However, this appears inconsistent

with the disclosure in your Summary where you state that the Sponsor paid $25,000 to CGAC to cover certain offering costs in consideration for 8,625,000 Class B ordinary shares, par value $0.0001 per share of CGAC. Please revise to address this apparent inconsistency. We also note disclosure that indicates that your sponsor transferred 50,000 founder shares to three of its independent directors. Please revise your disclosure, here and elsewhere to quantify the aggregate dollar amount of the shares or describe any additional consideration provided, if any, by CGAC's independent directors for the CGAC Founder Shares transferred from the Sponsor. Lastly, consider revising your disclosure here and elsewhere to include the names of the directors that received the transferred shares.

Noventiq Holdings PLC Consolidated Financial Statements
Notes to Consolidated Financial Statements
3. Significant accounting judgments, estimates and assumptions
Non-cash distribution of the Russian business to the shareholder, page F-102

19. Your disclosure on page 201 appears to indicate you have applied the provisions of IFRIC 17 by analogy to this transaction resulting in the recognition of a gain. Clarify more specifically how you applied the provisions of IFRIC 17. In your response, clarify whether you consider this a pro-rata distribution to shareholders or a non-pro-rata distribution, your basis for this determination, and how you considered this in your determination to apply the provisions of IFRIC 17.

4. Significant Accounting Policies
(l) Revenue Recognition , page F-115

20. You disclose that the Group's revenue arrangements may contain multiple performance obligations that include obligations to deliver one or more products or services. Clarify the specific products and services that are included together in your revenue arrangements and how you determined that each represents a distinct performance obligation, taking into consideration all the factors in paragraphs 22 through 30 of IFRS 15.

Sale of Software and Cloud, page F-116

21. You disclose that the Group resells third party software subscriptions which include traditional on-premises licensing and cloud-based service arrangements that allow for the use of a hosted software product or service over a contractually determined period. Please clarify your disclosures to describe your revenue recognition policies with respect to the resale of cloud-based service arrangements that allow the use of hosted software and clarify the authoritative accounting literature upon which you are relying. In your response, also clarify if these services are sold together with on-premise licenses and how you considered whether these are distinct performance obligations.

22. You disclose that your multi-year licensing contracts have a term of up to three years. However, you also disclose that you have an obligation to arrange the sale for each year and it appears that the customer can decide to change channel partners. As such, please

clarify how these contracts have a term of three years. Please also clarify your specific responsibilities as a partner each year and clarify the factors you considered in determining to recognize the annual amount of software subscription revenue at each anniversary date. In your response, clarify the authoritative accounting literature upon which you are relying.

23.   We note your disclosure on page F-54 that an accounting policy change in favor of net presentation was adopted for most of your software products under software and cloud business that were previously presented gross. We further note your disclosure on page F-189 that you recorded $35.7 million as cost of sales related to sale of software and cloud. Please clarify the composition of these costs and the revenue arrangements to which they relate, including whether they are recognized on a gross or net basis.

Warranties, page F-116

24.   You disclose that service-type warranties in connection with the Group's integrated solution are generally offered separately in the same contract to customers and represent separate performance obligations which are priced separately in the contract. Clarify your accounting policies relating to these contracts and the authoritative accounting literature upon which you are relying. In your response, also clarify the party responsible for providing the warranty service and resolving defects and other issues.

5. Business combinations, acquisitions and disposals
(d) Disposal of subsidiaries in the year ended 31 March 2022, page F-158

25.   You disclose that you disposed of a range of subsidiaries in a distribution to a controlling shareholder whereby you derecognized assets and liabilities in the total amount of $37.7 million, and the net assets were deducted from the Group's equity. Clarify the authoritative accounting literature upon which you are relying in accounting for these transactions. In your response, also clarify how these transactions differ from your distribution of Softline Trade JSC to a shareholder such that it is appropriate to recognize that transaction on the basis of fair value with the gain or loss recognized in the statement of profit or loss, but to recognize these transactions in the Group's equity.

37. Segments Information, page F-213

26.   Clarify how your disclosure of Adjusted EBITDA relating to the pre-acquisition impacts and the post-acquisition impacts of acquired businesses complies with IFRS 8. In this regard, these would appear to be non-IFRS measures that should not be included in the notes to the financial statements, in accordance with item 10(e)(ii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey J. Pellegrino